EXHIBIT 99.1

News Release dated September 21, 2015, Suncor Energy to acquire additional working interest in Fort Hills oil sands project

FOR IMMEDIATE RELEASE

Suncor Energy to acquire additional working interest in Fort Hills oil sands project

Calgary, Alberta (Sept. 21, 2015) – Suncor Energy today announced that it has agreed to purchase an additional 10 per cent working interest in the Fort Hills oil sands project from Total E&P Canada Ltd., for total aggregate consideration of $310 million at the time of announcement.  As a result of this transaction, Suncor’s incremental capital increase to Fort Hills is estimated at just over $1 billion of which approximately $700 million is remaining project spend. Upon closing, Suncor’s partnership share in the $15 billion project will increase to 50.8 per cent.

As part of the transaction, Suncor acquires a further proportionate interest in Fort Hills related logistics, including pipelines, storage terminals and third-party pipeline capacity agreements.  The Fort Hills project is located in Alberta’s Athabasca region, 90 kilometres north of Fort McMurray.

“This opportunity to acquire an additional interest at a discounted price underscores Suncor’s confidence in its position within the oil sands. We consider this project to be one of the best opportunities for long-term sustainable growth in the industry today, thanks to the exceptional quality of the resource and our disciplined project execution,”  said Steve Williams, president and chief executive officer. “With engineering over 90 per cent complete and construction surpassing 40 per cent, Fort Hills is on track, with first oil expected in the fourth quarter of 2017.  For 2015, this further investment in Fort Hills can be absorbed within our current capital spending guidance.”

The acquisition of the additional working interest also presents an opportunity for Suncor to lower its capital cost per barrel and enhance its projected return on the Fort Hills project.

With the completion of the purchase agreement, the Fort Hills Energy LP’s partners will include: Suncor (50.8 per cent interest), Total E&P Canada Ltd. (29.2 per cent interest) and Teck Resources Limited (20.0 per cent interest). Suncor is the developer and operator of the Fort Hills project through an operating services contract.

The transaction is subject to closing conditions, including regulatory approval under the Competition Act.  Teck has agreed to waive its right of first refusal to purchase a pro-rata share of the offering. The transaction is anticipated to close by the end of the year.

Suncor’s 2015 annual corporate guidance remains unchanged and is available on its website at www.suncor.com.

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Forward-looking statements in this news release include: that as a result of this transaction, Suncor’s incremental capital increase to Fort Hills is estimated at just over $1 billion of which approximately $700 million is remaining project spend; the total project cost for Fort Hills; statements regarding Suncor’s interest in the Fort Hills project and those of the other partners following closing of the transaction; Suncor’s belief that the Fort Hills project is one

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com of the best opportunities for long-term sustainable growth in the industry today; that first oil is expected at Fort Hills in the fourth quarter of 2017; that the acquisition of the additional working interest presents an opportunity for Suncor to lower its capital cost per barrel and enhance its projected return on the Fort Hills project; and the anticipated timing for closing of the transaction. These forward-looking statements are based on, among other things, the assumptions that regulatory approval will be received in a timely manner.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis and Earnings Release dated July 29, 2015 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by e-mail request to info@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Investor inquiries:	Media inquiries:
800-558-9071	403-296-4000
invest@suncor.com	media@suncor.com